Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DELEE CORP.
1211 San Dario Ave #2068
Laredo, TX 78040
https://www.delee.co/

Up to $4,999,998.02 in Series Seed V Preferred Stock at $1.66
Minimum Target Amount: $9,999.84

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: DELEE CORP.
Address: 1211 San Dario Ave #2068, Laredo, TX 78040
State of Incorporation: DE
Date Incorporated: November 14, 2016

Terms:

Equity

Offering Minimum: $9,999.84 | 6,024 shares of Series Seed V Preferred Stock
Offering Maximum: $4,999,998.02 | 3,012,047 shares of Series Seed V Preferred Stock
Type of Security Offered: Series Seed V Preferred Stock
Purchase Price of Security Offered: $1.66
Minimum Investment Amount (per investor): $199.20

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Early Bird Bonus

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 7 days | 8% bonus shares

Early Bird Bonus - Next 10 days | 6% bonus shares

Volume-Based Bonus

$5,000 - 10% bonus shares

$10,000 - 12% bonus shares

$15,000 - 14% bonus shares

$20,000 - 16% bonus shares

$25,000 - 18% bonus shares

$30,000 - 20% bonus shares

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Delee Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed V Preferred Stock at $1.66 / share, you will receive 10 additional shares, meaning you'll own 110 shares for $166. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

COMPANY BUSINESS

Delee Corp. has created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential to be used for cancer early detection and monitor the effectiveness of the applied cancer treatments allowing the optimization of each patient's therapy throughout the course of the disease.

COMPANY BUSINESS MODEL

Recurring revenue through consumable and reagent sales

Prior to FDA clearance, our devices will be commercialized as research tools, where the razor and blades business model will be followed, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained after obtaining FDA clearance, once our technology can be commercialized as an in vitro diagnostic medical device to hospitals and laboratories.

COMPANY CORPORATE STRUCTURE

Delee Corp. owns 90% of its subsidiary, Technologies Delee México S RL de CV, and the flow of funds between the two entities is completely for R&D.

Competitors and Industry

Most of the blood tests employed as auxiliaries in the diagnosis of cancer and in the monitoring of the effectiveness of the applied treatments measure protein tumor markers levels, such as PSA, CA-125, and AFP. However, there are only a few protein tumor markers that are associated with a particular cancer and are clinically useful; most types of cancer have not been linked to an increase in the levels of a particular protein tumor marker [14]. Furthermore, these types of tests have a poor sensitivity and specificity, meaning that these markers may be elevated in persons that do not have cancer and that not every person with a particular type of cancer will have an elevated level of the corresponding tumor marker [14]. Taking the PSA test as an example, which measures the amount of PSA in blood and is used to screen for prostate cancer, approximately 66% of men with increased levels of PSA do not have prostate cancer, whereas over 15% of the men with normal levels of PSA may have prostate cancer [15].

The isolation and analysis of CTCs is a relatively new practice, and physicians are starting to recognize all its potential benefits. Most of the current CTCs technologies, including the CellSearch® System, which is considered the gold standard, rely on the existence of specific proteins on the tumor cell membrane in order to capture them. However, CTCs are incredibly heterogeneous; when entering the bloodstream, they undergo a biological process that downregulates these proteins, limiting the efficiency with which these cells are captured and thereby losing valuable information [16, 17]. Our technology changes the norm by isolating CTCs irrespective of the proteins expressed in their membranes, allowing us to capture tumor cells that other technologies can't.

The global circulating tumor cell market was valued at $8.4 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 11.7% and is predicted to reach $18.3 billion by 2027.* [18, 19]

[14] https://labtestsonline.org/tests/tumor-markers

[15] https://prostatecanceruk.org/media/1928007/psa-debate.pdf

[16] Gorges, T. M. et al. Circulating tumour cells escape from EpCAM-based detection due to epithelial-to-mesenchymal transition. BMC Cancer 12, 178 (2012). https://link.springer.com/article/10.1186/1471-2407-12-178

[17] Francart, M.-E. et al. Epithelial–mesenchymal plasticity and circulating tumor cells: travel companions to metastases. Developmental Dynamics 247, 432–450 (2018). https://anatomypubs.onlinelibrary.wiley.com/doi/full/10.1002/dvdy.24506

[18] Grand View Research. 2021. Circulating Tumor Cells Market Size, Share & Trends Analysis Report By Technology, By Application (Clinical, Research), By Product, By Specimen (Bone Marrow, Blood), By Region, And Segment Forecasts, 2021 - 2027. https://www.grandviewresearch.com/industry-analysis/circulating-tumor-cells-market#:~:text=The%20global%20circulating%20tumor%20cells,USD%2010.0%20billion%20in%202020.&text=The%20global%20circulating%20tum

[19] Grand View Research. 2021. Circulating Tumor Cells Market Size Worth $18.3 Billion By 2027. https://www.grandviewresearch.com/press-release/global-circulating-tumor-cells-market

Current Stage and Roadmap

CURRENT STAGE

2021

Q3 - We are currently working on the analytical validation of the technology using blood samples spiked with cancer cell lines.

FUTURE ROADMAP

2021

Q4 - Clinical validation of the technology using blood samples from patients with prostate and breast cancer, as well as healthy controls.

2022

Q2 - Commercial launch of our technology as a research use only in vitro diagnostic platform.

Q3 - Beginning of the process to get FDA clearance to be able to later commercialize our technology as an in vitro diagnostic medical device to hospitals and laboratories.

The Team

Officers and Directors

Name: Liza Velarde

Liza Velarde's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co Founder, Director & CEO
  Dates of Service: November 14, 2016 - Present
  Responsibilities: Liza is responsible for leading a multidisciplinary team that created a technology successfully tested on patients with prostate cancer and enabling the establishment of strong relations with top hospitals and research centers. Liza receives a monthly salary of $35,000 MXN (~$1,760 USD) and equity compensation.

Name: Alejandro Abarca

Alejandro Abarca's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co Founder, Director & CTO
  Dates of Service: November 14, 2016 - Present
  Responsibilities: Alejandro is responsible for the design and execution of the company's strategic plans regarding R&D and product development. Alejandro receives a monthly salary of $35,000 MXN (~$1,760 USD) and equity compensation.

Name: Juan Felipe Yee

Juan Felipe Yee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co Founder, Director & CMO
  Dates of Service: November 14, 2016 - Present
  Responsibilities: Juan actively participates in the development and execution of the company's strategic plans. Juan receives a monthly salary of $35,000 MXN (~$1,760 USD) and equity compensation.

Name: Joost Leeflang

Joost Leeflang's current primary role is with Foundation for Natural Leadership. Joost Leeflang currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 03, 2019 - Present
  Responsibilities: Joost advises on the overall direction and strategy of the business. He holds equity compensation in the company.

Other business experience in the past three years:

- **Employer:** Foundation for Natural Leadership
  Title: Facilitator and Board Member
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Assesses the overall direction and strategy of the business.

Other business experience in the past three years:

- **Employer:** Delight Group
  Title: CEO
  Dates of Service: September 02, 2019 - Present
  Responsibilities: Responsible for the development and execution of the company's strategic plans.

Other business experience in the past three years:

- **Employer:** Marqt
  Title: CEO
  Dates of Service: June 04, 2018 - May 31, 2019
  Responsibilities: Responsible for the development and execution of the company's strategic plans.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed V Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed V Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series Seed V Preferred Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our CytoCatch™. Delays or cost overruns in the development of our CytoCatch™ and failure of the product to meet our performance estimates may be caused by, among

other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series Seed V Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series Seed V Preferred Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Delee Corp. was formed on 11/14/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Delee has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CytoCatch™ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, Internet domain names, patent applications, and several trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell CytoCath™ as a diagnostic tool for cancer is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of CytoCath™ as a diagnostic tool for cancer may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Delee Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Delee could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Liza Velarde	3,000,000	Common Stock	30.0
Juan Felipe Yee	3,000,000	Common Stock	30.0
Alejandro Abarca	3,000,000	Common Stock	30.0

The Company's Securities

The Company has authorized Common Stock, Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, and Series Seed V Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,012,047 of Series Seed V Preferred Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affect series are entitled, either separately or together with holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Certificate or pursuant to DGCL.

Material Rights

There are no material rights associated with Common Stock.

Series Seed I Preferred Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

There are no voting rights associated with Series Seed I Preferred Stock.

Material Rights

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders.

See Exhibit F, Delee Corp.'s Amended and Restated Certificate of Incorporation for details.

Right to Convert

Each share of Series Seed Preferred Stock shall at the option of the holder thereof, at any time, and without the payment of consideration by the holder thereof, into such number of fully paid and nonassessable Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price for such series of Series Seed Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred Stock shall initially mena the Original Issue Price for such series of Series Seed Preferred Stock.

See Exhibit F for details.

Dividends

All dividends shall be declared pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preffered Stock held by such holder pursuant to Section 4.

Series Seed II Preferred Stock

The amount of security authorized is 107,143 with a total of 107,143 outstanding.

Voting Rights

There are no voting rights associated with Series Seed II Preferred Stock.

Material Rights

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders.

See Exhibit F, Delee Corp.'s Amended and Restated Certificate of Incorporation for details.

<u>Right to Convert</u>

Each share of Series Seed Preferred Stock shall at the option of the holder thereof, at any time, and without the payment of consideration by the holder thereof, into such number of fully paid and nonassessable Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price for such series of Series Seed Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred Stock shall initially mena the Original Issue Price for such series of Series Seed Preferred Stock.

See Exhibit F for details.

<u>Dividends</u>

All dividends shall be declared pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preffered Stock held by such holder pursuant to Section 4.

Series Seed III Preferred Stock

The amount of security authorized is 100,000 with a total of 100,000 outstanding.

Voting Rights

There are no voting rights associated with Series Seed III Preferred Stock.

Material Rights

<u>Liquidation Preference</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders.

See Exhibit F, Delee Corp.'s Amended and Restated Certificate of Incorporation for details.

<u>Right to Convert</u>

Each share of Series Seed Preferred Stock shall at the option of the holder thereof, at any time, and without the payment of consideration by the holder thereof, into such number of fully paid and nonassessable Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price for such series of Series Seed Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred Stock shall initially mena the Original Issue Price for such series of Series Seed Preferred Stock.

See Exhibit F for details.

<u>Dividends</u>

All dividends shall be declared pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preffered Stock held by such holder pursuant to Section 4.

Series Seed IV Preferred Stock

The amount of security authorized is 1,070,000 with a total of 1,070,000 outstanding.

Voting Rights

There are no voting rights associated with Series Seed IV Preferred Stock.

Material Rights

<u>Liquidation Preference</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders.

See Exhibit F, Delee Corp.'s Amended and Restated Certificate of Incorporation for details.

<u>Right to Convert</u>

Each share of Series Seed Preferred Stock shall at the option of the holder thereof, at any time, and without the payment of consideration by the holder thereof, into such number of fully paid and nonassessable Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price for such series of Series Seed Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred Stock shall initially mena the Original Issue Price for such series of Series Seed Preferred Stock.

See Exhibit F for details.

<u>Dividends</u>

All dividends shall be declared pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preffered Stock held by such holder pursuant to Section 4.

Series Seed V Preferred Stock

The amount of security authorized is 3,614,458 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed V Preferred Stock.

Material Rights

<u>Liquidation Preference</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any deemed Liquidation Event, before any payment shall be made to holders of Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders.

See Exhibit F, Delee Corp.'s Amended and Restated Certificate of Incorporation for details.

<u>Right to Convert</u>

Each share of Series Seed Preferred Stock shall at the option of the holder thereof, at any time, and without the payment of consideration by the holder thereof, into such number of fully paid and nonassessable Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price for such series of Series Seed Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Series Seed Preferred Stock shall initially mena the Original Issue Price for such series of Series Seed Preferred Stock.

See Exhibit F for details.

<u>Dividends</u>

All dividends shall be declared pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preffered Stock held by such holder pursuant to Section 4.

What it means to be a minority holder

As a minority holder of Series V Preferred Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,070,000.00
  Use of proceeds: To improve the capabilities of our previous prototypes to greatly increase the robustness and reliability of our CTC blood-based assay. We also completed the commercial versions of the devices that perform the CTC blood-based assay and expanded our team in order to accelerate the commercial launch of our technology
  Date: April 25, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Delee Corp. is a medical devices company whose main product is CytoCatch, a CTC blood-based assay, that has the potential to be used for cancer early detection and monitor the effectiveness of the applied cancer treatments, allowing the optimization of each patient's therapy throughout the course of the disease. The Company has been investing all of its resources towards Research and Development, working on having the technology ready for its customers.

It has taken 5 years of R&D to take the technology to the level presented in this Reg CF offering, which is why the company did not have revenue, cost of sales, or margins for 2020 or 2019.

The company's expenses consist of general and administrative expenses, legal and professional fees, advertising and marketing, and research and development. Total operating expenses increased to $617,632 in 2020 from $291,191. Specifically, general and administrative expenses increased by $226,667 between 2019 and 2020 from new hires and their respective insurances, expansion of the workplace, and rent. Research and development increased by $104,643. Advertising and marketing increased by $3,820, and legal and professional expenses decreased.

Historical results and cash flows:

Delee Corp. is currently in the pre-production phase and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company plans to start sales of CytoCatch as research use only in vitro diagnostics Q1 of 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2021, the Company has capital resources available in the form of a capital contribution in the amount of $10,000, a shareholder loan of $100,000, and $30,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the pathway and clinical trial for FDA clearance and the launch of CytoCatch as research use only in-vitro diagnostic platform.

Although we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, if we managed a successful raise, we will be able to reach the completion of our timeline and proceed with our biggest short term goal, that is the official launch of CytoCatch to the research market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $30k for expenses related to $5k salaries and $25k R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a monthly burn rate of $50k for expenses related to $40k salaries and $10k management, and expenses of $500k R&D; $1.5M analytical and clinical validation, $600k marketing, and $600k inventory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future institutional investor funding and sales of CytoCatch as research use only in vitro diagnostic platform.

Indebtedness

Related Party Transactions

Valuation

Pre-Money Valuation: $22,040,057.38

Valuation Details:

The Company determined its valuation based on an analysis of the following factors:

• We have already finished the final version of our technology, which has an outstanding performance, with recovery rates above 94% when processing 7.5 mL blood samples spiked with tumor cells from prostate, breast, and colorectal cancer cell lines, meaning that the platform recovers at least 94 out of 100 tumor cells spiked into the sample [1]. This performance is far better than what's reported for most competing technologies. Furthermore, our technology has been tested with great results in a clinical setting using blood samples from patients with prostate and breast cancer, as well as healthy controls [1].

• Although our objective is to get FDA clearance to commercialize our technology as an in vitro diagnostic medical device for hospitals and laboratories. We can sell our technology as a research use only in vitro diagnostic platform, prior to FDA clearance. We've gotten great traction since the pre-commercial launch of our technology. To date, pre-orders worth a potential value of over $2.5 million USD have been secured from research centers of various hospitals.

• In terms of market, according to a recent report published by Grand View Research, in 2019, the global circulating tumor cell market was valued at $8.9 billion USD, and it's expected to reach a $23.9 billion USD valuation by 2027 [2, 3]. This growth will be driven by the increase in the number of cancer cases that is expected in the coming years. The company plans to initially validate its technology for prostate and breast cancer, two of the most common types of cancer [4].

• We've submitted a provisional patent application (PPA) that protects different aspects of our technology, including, both devices, consumables, the method that enable the isolation and analysis of cells, and applications. In the following months, we intend to submit various patent applications referencing this PPA.

• Delee's founders are backed by Y Combinator and StartX and have raised over $2.4 million USD in funding. The company has 21 people working full-time, most of them are scientists and engineers. Furthermore, the company has a strong advisory board, that includes, Joost Leeflang, which was the senior VP and global head of commerce responsible for global sales and marketing for the medical imaging business of Philips Healthcare, Chiu Chau, which is a co-founder and the current CTO of Opentrons, a company that commercialize open-source robots that automate dozens of laboratory processes, and David Mohler, which is the chief of the musculoskeletal tumor service department of orthopedic surgery and sports medicine from Stanford University Medical Center.

• We have collaborations with multiple physicians and researchers that are part of prestigious institutions, such as Stanford University Medical Center and Hospital Universitario "José Eleuterio González" (one of the largest and most prestigious hospitals in Mexico).

• One of our competitors (ANGLE plc) recently had an IPO and as of June 7, 2021 has a market cap of $282.24 M GBP [5].

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. The Company does not have any outstanding options, warrants, or any shares reserved for issuance under a stock plan.

References

[1] Yee-de León, J.F., Soto-García, B., Aráiz-Hernández, D. et al.Characterization of a novel automated microfiltration device for the efficient isolation and analysis of circulating tumor cells from clinical blood samples. Sci Rep 10, 7543 (2020). https://www.nature.com/articles/s41598-020-63672-7

[2] https://www.grandviewresearch.com/industry-analysis/circulating-tumor-cells-market#:~:text=The%20global%20circulating%20tumor%20cells,USD%2010.0%20billion%20in%202020.&text=The%20global%20circulating%20tum

[3] https://www.grandviewresearch.com/press-release/global-circulating-tumor-cells-market

[4] https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf

[5] https://www.bloomberg.com/quote/AGL:LN

Use of Proceeds

If we raise the Target Offering Amount of $9,999.84 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Buy reagents to continue with the clinical validation of the technology using blood samples from patients with prostate and breast cancer, as well as healthy controls.

If we raise the over allotment amount of $4,999,998.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  35.0%
  Clinical trials with patients, payroll, reagents, and consumables for analytical and clinical validation, product optimization.

- *Inventory*
  5.0%
  Inventory cost for 10 units of both CytoCatch™ isolation platform and imaging system.

- *Operations*
  17.5%
  Rent, utility, expansion of our workplace to increase the rate to which we perform tests and to assign a small assembly line. Consultancy for Medicare, FDA, ISO, IP, etc.

- *Marketing*
  30.0%
  Estimated budget to start sales as a research tool: hiring sales agents, assist and present in Congress, online marketing, publish results, etc.

- *Company Employment*
  9.0%
  Budget for new hires, training, and part of the working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.delee.co/ (https://www.delee.co/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/delee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DELEE CORP.

[See attached]

Delee Corp.

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2019 through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Delee Corp.

Table of Contents

Independent Accountant's Audit Report	FS-3
Financial Statements and Supplementary Notes	
Consolidated Balance Sheet as of December 31, 2019 and December 31, 2020	FS-5
Consolidated Income Statement for the period of January 1, 2019 through December 31, 2020	FS-6
Consolidated Statement of Changes in Shareholders' Equity for the period of January 1, 2019 through December 31, 2020	FS-7
Consolidated Statement of Cash Flows for the period of January 1, 2019 through December 31, 2020	FS-8
Notes and Additional Disclosures to the Financial Statements as of December 31, 2020	FS-9

TaxDrop

Independent Auditor's Report

August 17, 2021
To: Board of Directors of Delee Corp.
Attn: Liza Verlarde, CEO
Re: 2020 and 2019 Consolidated Financial Statement Audit – Delee Corp.

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Delee Corp., which comprise the consolidated balance sheets as of December 31, 2019 and 2020, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Delee Corp. as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Delee Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Delee Corp.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Delee Corp.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Delee Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
August 17, 2021

DELEE CORP
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and December 31, 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 344,289	$ 1,594
Accounts Receivables:		
VAT in Favor	55,221	14,305
Related parties	42,077	25,486
Other Accounts Receivable	1,550	3,365
Prepaid Expenses	2,206	327
Total Current Assets	**445,343**	**45,078**
Fixed Assets	35,515	36,737
Accumulated Depreciation	(25,349)	(16,957)
Technology development	451,523	353,519
Total Fixed Asset	**461,689**	**373,299**
Total Assets	**907,032**	**418,377**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	8,946	8,813
Accrued Expenses	950	14,315
Total Current Liabilities	**9,896**	**23,128**
Total Liabilities	**9,896**	**23,128**
Stockholders' deficit		
Common Stock, $0.00001 par value; 10,000,000 authorized; 10,000,000 issued and outstanding	100	100
Additional paid-in capital	19,900	19,900
SAFE Note	1,175,000	1,175,000
Crowdfunding Investment	1,091,400	0
FX Conversion adjustment	4,891	(27,960)
Accumulated deficit	(771,885)	(680,081)
Net loss	**(622,364)**	**(91,803)**
Total Stockholders' Deficit	**897,135**	**395,248**
Total Liabilities and Stockholders' Deficit	**$ 907,031**	**$ 418,376**

DELEE CORP
CONSOLIDATED INCOME STATEMENT
As of December 31, 2020 and December 31, 2019
(Audited)

	2020	2019
Revenues	0	55,613
Cost of revenues	0	1,454
Net Profit	**-**	**54,159**
Operating Expenses		
General and administrative	416,229	189,562
Legal and professional	11,377	20,065
Advertising and Marketing	5,610	1,790
Research and development	184,417	79,774
Total Operating Expenses	**617,632**	**291,191**
Other Income/(Expense)		
Grant income	0	150,771
Other expenses	(4,732)	(5,542)
Total other expense	**(4,732)**	**145,229**
Net Income (Loss)	**(622,364)**	**(91,803)**

DELEE CORP

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For Years Ending December 31, 2020 and December 31, 2019

(Audited)

	Common Stock						
	Shares	**Par Value**	**Additional Paid-In Capital**	**Additional Paid-In Capital - SAFEs**	**Accumulated Deficit**	**Foreign currency translation adjustment**	**Total**
Balance as of December 31, 2018	**10,000,000**	**$100**	**$19,900**	**$1,075,000**	**($680,081)**	**$5,891**	**$420,810**
Issuance of SAFE Notes				100,000			100,000
Net Loss					(91,803)	(21,976)	(113,779)
Balance as of December 31, 2019	**10,000,000**	**100**	**19,900**	**1,175,000**	**(771,885)**	**(16,085)**	**407,030**
Issuance of SAFE Notes				1,091,400			1,091,400
Net Loss					(622,364)	20,976	(601,388)
Balance as of December 31, 2020	**10,000,000**	**$100**	**$19,900**	**$2,266,400**	**($1,394,249)**	**$4,891**	**$897,042**

DELEE CORP
CONSOLIDATED STATEMENT OF CASH FLOWS
For Year Ending December 31, 2020 and December 31, 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**$ (622,364)**	**$ (91,803)**
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and interest expense	$ 8,392	$ 5,542
Foreign currency transactions	$ 32,851	$ (66,592)
Changes in assets and liabilities:		
(Increase) Decrease in Other Receivables	$ (16,591)	$ (23,841)
(Increase) Decrease in VAT Favor	$ (40,916)	$ (11,196)
(Increase) Decrease in Prepaids and Other Assets	$ (64)	$ (2,406)
Increase/(Decrease) in Accrued Expenses	$ (13,365)	$ 10,503
Increase/(Decrease) in Account Payable and Accrued Expenses	$ 133	$ 1,991
Net cash used in operating activities	**$ (651,923)**	**$ (177,803)**
Cash Flows from Investing Activities		
(Increase) Decrease in Technology Development	$ (98,004)	$ (125,022)
(Purchase)/disposal of fixed assets	$ 1,222	$ (7,699)
Net cash used in investing activities	**$ (96,782)**	**$ (132,721)**
Cash Flows from Financing Activities		
SAFEs / Crowdfunding	$ 1,091,400	$ 100,000
Net cash provided by financing activities	$ 1,091,400	$ 100,000
Net change in cash and cash equivalents	**$ 342,695**	**$ (210,524)**
Cash and cash equivalents at beginning of period	$ 1,594	$ 212,118
Cash and cash equivalents at end of period	**$ 344,289**	**$ 1,594**

DELEE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Delee Corp. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on November 14, 2016. The Company is a medical devices company that creates a blood testing device that isolates and analyzes circulating tumor cells to aid in the diagnosis of cancer at early stages and to monitor the effectiveness of the therapies administered. The Company's headquarters are in Laredo, Texas.

The Company owns one subsidiary, Technologies Delee México, S. de R.L. de C.V., an international subsidiary in México, located in Monterrey, Nuevo León. The Company and its subsidiary and referred to collectively as the Company.

The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $344,289 and $1,594 cash on hand respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2020 and December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2020 and December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and December 31, 2019. The Company is taxed as a "C" Corporation.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company is currently pre-revenue but has generated supplemental revenues by selling prototypes and providing consulting services. The Company's payments are generally collected upfront. For December 31, 2020 and 2019 the Company recognized $0 and $55,613 in revenue respectively.

The Company has also received various grant and prize monies. During the 2019 year, total other income was $150,771.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2020 and 2019, the Company had $98,848 and $43,146 in various accounts receivable respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2020 in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – FIXED ASSETS

At December 31, 2020 and 2019 fixed assets consist of computer hardware and testing equipment. The Company also capitalizes its accumulated costs incurred in its technology development, of which has not yet been placed in service and thus has not yet met the requirements for depreciation. Below showcases the Company's accumulated depreciation on its equipment.

	2020	**2019**
Fixed Assets	35,515	36,737
Accumulated Depreciation	(25,349)	(16,957)
Technology development	451,523	353,519
Total Fixed Asset	**461,689**	**373,299**

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following class of equity outstanding:

Common Stock:

The Company authorized 10,000,000 of Common Stock at $0.00001 par value. As of December 31, 2020 and December 31, 2019, the Company had 10,000,000 Common Stock issued and outstanding.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2017, the Company issued 5 Securities through Simple Agreement for Future Equity or SAFE, where if there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. And if there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The SAFE Securities were issued to YCVC Fund I, L.P., in exchange of the payment of $100,000 at a Valuation Cap of $10,000,000. The Fillmore Trust in exchange of the payment of $25,000 at a Valuation Cap of $7,000,000. EB Pharm LLC in exchange of the payment of $50,000 at a Valuation Cap of $7,000,000. And finally, 2 Securities issued to Yleana Venture Partners LP in exchange of 2 payments of $500,000 at a Valuation Cap of $5,000,000. In addition with the second payment of $500,000, completing the total funding of $1,000,000, the Company granted to the Fund of Yleana Venture Partners LP one board seat (one designee of Investor) to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at any meeting of the Company's stockholders where directors of the Company are up for election or re-election, as the case may be.

In 2020 the Company issued SAFEs via an equity crowdfunding campaign totaling $1,091,400, and received proceeds of $971,445 net of financing fees. The SAFEs are automatically convertible into capital stock on the completion of an event where the Company sells capital stock ("Qualified Financing"). The conversion price is the lesser of 100% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $10,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in preferred stock, at $1.66 per share. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through August 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

DELEE

Blood testing platform for early cancer diagnosis & treatment monitoring


DELEE
CytoCatch

Website | Laredo, TX | HEALTH TECH

At Delee, we have created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential of being used for early cancer detection and monitoring the applied treatments' effectiveness, allowing the optimization of each patient's therapy throughout the course of the disease.

$0.00 raised

0 Investors	$22M Valuation
$1.66 Price per Share	$199.20 Min. Investment
Preferred Shares Offered	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Blood-based assay for the early detection of cancer and monitoring of the applied treatments' effectiveness, which is enabled by two independent devices created to effectively isolate and analyze circulating tumor cells (CTCs). Delee has a fully functional technology that is being successfully tested for prostate and breast cancer with pre-orders worth a potential value of over $2.5 million USD.
- Delee is backed by Y Combinator and StartX, and has raised over $2.4 million USD in funding. In 2020, the global circulating tumor cell market was valued at $8.4 billion USD, and it is expected to reach $18.3 billion USD by 2027.
- We have built an experienced team of specialists in the fields of molecular biology, electronics, artificial intelligence, clinical oncology, product design, and manufacture.



**Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.*

SINCE OUR LAST RAISE

Milestones Reached

- We improved the capabilities of our previous prototypes to greatly increase the robustness and reliability of our CTC blood-based assay.
- We completed the commercial versions of the devices that enable the CTC blood-based assay.
- We expanded the number of collaborations with medical institutions, which will allow us to clinically validate our technology in less time.
- We increased the number of processed patient samples to assess the feasibility of using our technology for various cancer-related clinical applications.
- We expanded our team in order to accelerate the commercial launch of our technology.



Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.

THE PROBLEM


In the US,
1 in 2 men
and 1 in 3 women
will develop cancer
during their lifetime

* *Source*

Cancer has become a major global health issue. According to the International Agency for Research on Cancer (IARC), in 2020, the number of new registered cases surpassed 19.2 M globally, whereas over 9.9 M deaths occurred due to this disease (Source). Despite all the recent breakthroughs in cancer treatments, it is estimated that by 2040, the number of new registered cases and fatalities per year will increase to 30.2 M and 16.3 M, respectively (Source, Source). The National Cancer Institute (NCI) estimates that 39.5% of Americans will be diagnosed with cancer at some point during their lifetime (Source), unfortunately, many of these people will lose their lives because of it. One of the main reasons cancer has such a high mortality rate is due to the current lack of tests with the required sensitivity and specificity to enable an early diagnosis of the disease.

When it comes to cancer, the detection of tumors at an early stage is key because the survival rate in most types of cancer is directly related to the stage at which tumors are detected. For example, the 5-year relative survival rate for breast cancer when detected at early stages is 99%, but drops to 28% when detected at late stages (Source). Furthermore, early detection has the potential to reduce the financial burden of health care on individuals and public health services mainly because cancer treatments used for treating localized disease are less complex, and therefore, less expensive; according to the World Health Organization (WHO), studies made in high-income countries have shown that the cost of cancer treatment, when detected at early stages, is 2 to 4 times less expensive than at advanced stages (Source).

Moreover, there is a lack of technological resources to provide effective monitoring of the applied cancer treatments' efficacy, which may significantly reduce the patients' chances of survival given that the right treatment at the right time for each cancer patient may not be administered due to the lack of information available for physicians.

Since there is an unmet need for tests that can reliably detect cancer at early stages and monitor the applied treatments' effectiveness, the research community has been actively searching for novel biomarkers that can provide clinical information for these purposes. The isolation of circulating tumor cells (CTCs) from blood is a recent alternative that could address this need. In the last decade, CTCs have attracted a significant amount of attention for their potential use as a blood-based biomarker for a broad range of cancer-related clinical applications. CTCs are malignant cells that are shed from the primary and/or metastatic solid tumors that infiltrate into the vascular and lymphatic systems; these cells play a fundamental role in the metastatic process of non-hematological cancers (Source, Source).



Technologies that detect and isolate CTCs from blood can be used to develop assays that could enable early cancer detection and monitor the applied treatments' effectiveness. However, the isolation of these malignant cells from blood represents a major technological challenge due to their heterogeneity and extremely low numbers in comparison to blood cells (Source, Source); on average, you can find around 40.5 billion cells in 7.5 mL of blood, while a cancer patient may have between 1 and 1000 CTCs in the same volume (Source).


while a cancer patient
may have between
1 - 1000 CTCs
in the same volume
10
5

Even though there currently exists multiple cell sorting methods, such as fluorescent-activated cell sorting, magnetic-activated cell sorting, fluorescent-activated droplet sorting, and density gradient centrifugation, these are not compatible with whole blood samples and/or do not have the sufficient sensitivity and specificity to correctly isolate CTCs from blood, which have prevented the development of assays with potential clinical utility… until now.

OUR SOLUTION

At Delee, we have created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential of being used for early cancer detection and monitoring of the applied treatments' effectiveness, allowing the optimization of each patient's therapy throughout the course of the disease.



**Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.*

HOW IT WORKS

For the assay, a single blood tube is extracted by conventional venipuncture (the collection method that is usually used for laboratory testing). The blood sample along with several reagents are loaded on the CytoCatch™ isolation platform, which automatically performs the necessary steps to prepare and process the sample, capturing the contained CTCs. The unit has an outstanding performance, it has recovery rates above 94% when processing 7.5 mL blood samples spiked with tumor cells from prostate, breast, and colorectal cancer cell lines, meaning that the platform recovers at least 94 out of 100 tumor cells spiked into the sample (Source).

Once captured, the CytoCatch™ isolation platform executes an automated protocol to stain the collected cells with fluorescent antibodies for their further analysis with the CytoCatch™ imaging system, which possesses special routines and machine learning algorithms that analyze the captured cells based on their morphology and the expression of specific markers. The fact that all these processes are fully automated increases the reliability and reproducibility of the assay by preventing human error and cell loss due to manual steps.

Furthermore, the collected cells are compatible with traditional molecular biology techniques and next generation sequencing technologies, enabling the performance of molecular analyses to assess the genetic characteristics of the captured CTCs. Finally, the treating physician will get a report with the corresponding results.

ASSAY WORKFLOW


1
BLOOD COLLECTION
2
CTC ISOLATION
3
IMAGE ACQUISITION
4
IMAGE ANALYSIS
5
MOLECULAR ANALYSIS



RESULTS

**Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.*

ONCOLOGICAL CLINICAL APPLICATIONS

Our technology has the specificity and sensibility required to successfully isolate and analyze CTCs from blood, which may enable the following clinical applications:



EARLY DETECTION
CTCs have the potential to be used as a biomarker for early cancer detection and recurrence assessment.
TREATMENT MONITORING
Measuring CTC levels in cancer patients and monitoring its changes over time has been associated with the applied treatments' effectiveness.
PERSONALIZED MEDICINE
The analysis of CTCs will enable the continuous assessment of mutations that cause therapeutic sensibility or resistance to specific targeted therapies, providing physicians with the necessary information to personalize each patient's treatment.
DISEASE EVOLUTION PREDICTOR
CTCs can be used as a prognostic indicator of disease progression and overall survival in cancer patients.

**Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.*

BENEFITS OF OUR TECHNOLOGY

The early detection of cancer and the monitoring of the applied treatments' effectiveness will be translated into invaluable benefits for patients and their families, being the most important, and the main reason for all our work, to greatly increase their chances of defeating cancer. Furthermore, monitoring the treatments' effectiveness could also significantly increase the odds of defeating cancer by applying the most effective treatment for each patient throughout the course of the disease, while reducing the incurred costs and the negative side effects caused by drugs that wouldn't be effective for a particular patient.



Reducing healthcare expenses
by preventing the administration
of ineffective therapies

FOR WHAT TYPES OF CANCER?

Our technology can be used for a wide variety of cancer types. There is scientific evidence that indicates the feasibility of developing CTC assays to enable clinical applications in various types of cancer, including prostate, breast, colorectal, lung, cervical, skin, and ovarian cancer, just to name a few. Prostate, breast, colorectal, and lung cancer are responsible for over 40% of new cancer cases and a third of the deaths registered worldwide due to this disease (Source).


COLORECTAL
BREAST
PROSTATE
LUNG
CERVICAL
MELANOMA
OVARIAN

TRACTION

Pre-orders worth a potential value of over $2.5 million USD

We've gotten great traction since the pre-commercial launch of our technology. To date, pre-orders worth a potential value of over $2.5 million USD have been secured from research centers of various hospitals in order to use our technology as an in vitro diagnostic platform for research use only, prior to FDA clearance.

CUSTOMERS

Who buys it?

Prior to acquiring FDA clearance, Delee aims to commercialize the CytoCatch™ isolation platform and imaging system as research tools, being pharmaceutical companies and research centers our main customers. Once our technology obtains FDA clearance, it will be commercialized as an in vitro diagnostic medical device for hospitals and laboratories.



BUSINESS MODEL

Recurring revenue through consumable and reagent sales

Prior to FDA clearance, our devices will be commercialized as research tools, where the razor and blades business model will be followed, obtaining recurrent revenue by selling the necessary reagents and consumables to perform each test. This model will be maintained once FDA gives clearance for our technology to be commercialized as an in vitro diagnostic medical device for hospitals and laboratories.



**Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.*

MARKET

An $18.3 billion USD market by 2027

According to a recent report published by Grand View Research, in 2020, the global circulating tumor cell market was valued at $8.4 billion USD, and it's expected to reach an $18.3 billion USD valuation by 2027 (Source, Source). This growth is mainly driven by the increase in the number of cancer cases that will occur in the coming years.


AN $18.3 BILLION USD MARKET BY 2027
$18.3B USD
$8.4B USD
2019
2021
2023
2025
2027

At Delee, we are initially validating our technology for prostate and breast cancer, to later expand it to lung and colorectal cancer, mainly because, in 2020 alone, these four types of cancer account for over 40% of the new cancer cases registered worldwide and were responsible for over 3.7 million deaths (Source).


Prostate, breast, colorectal and lung cancer are responsible for over 40% of new cancer cases and a third of the deaths registered worldwide.
DELEE

COMPETITORS

A more effective way to capture and analyze CTCs

Most of the blood tests employed as auxiliaries in the diagnosis of cancer and monitoring of the applied treatments' effectiveness measure protein tumor markers levels, such as PSA, CA-125, and AFP. However, there are only a few protein tumor markers that are associated with a particular cancer and are clinically useful; most types of cancer have not been linked to an increase in the levels of a particular protein tumor marker (Source). Furthermore, these types of tests have a poor sensitivity and specificity, meaning that these markers may be elevated in people that do not have cancer and that not every person with a particular type of cancer will have an elevated level of the corresponding tumor marker (Source). Taking the PSA test as an example, which measures the amount of PSA in blood and is used to screen for prostate cancer, approximately 66% of men with increased levels of PSA do not have prostate cancer, whereas over 15% of the men with normal levels of PSA may have prostate cancer (Source).

The isolation and analysis of CTCs is a relatively new practice, and physicians are starting to recognize all its potential benefits. Most of the current CTCs technologies, including the CellSearch® System, which is considered the gold standard, rely on the existence of specific proteins on the tumor cell membrane in order to capture them. However, CTCs are incredibly heterogeneous; when entering the bloodstream, they undergo a biological process that downregulates these proteins, limiting the efficiency with which these cells are captured and thereby losing valuable information (Source, Source). Our technology changes the norm by isolating CTCs irrespective of the proteins expressed in their membranes, allowing us to capture tumor cells that other technologies simply can't.



Images used in this photo are in the prototype phase, CytoCatch is not currently available on the market.

OUR VISION

OUR JOURNEY SO FAR AND FUTURE STEPS

2017



Q1 Development of an early-stage prototype of the CytoCatch™ isolation platform.

Q4 $1.3 million USD raised in seed funding.

2018



Q3 Development of fully automated prototypes of the CytoCatch™ isolation platform and imaging system.

Q4 Implementation of machine learning algorithms to accurately enumerate the CTCs captured from blood.

2019



Q1 Assessment of the prototypes' performance in a laboratory setting.

Q3 Preliminary clinical validation of the technology using real blood samples from patients with prostate cancer and healthy controls.

Q4 Meeting with a consulting firm to establish a clear pathway and strategy looking for FDA clearance.

2020



Q1 Successful raise of $1.07 million USD through crowdfunding.

Q2 We began the development of the commercial version of our technology, enhancing the capabilities of our previous prototypes and the robustness of the CTC assay.

Q3 Establishment of multiple collaborations with medical institutions to accelerate the clinical validation of our technology.

2021



Q2 Completion of the commercial versions of the CytoCatch™ isolation platform and imaging system.

ANTICIPATED

Q3 Analytical validation of the technology using blood samples spiked with cancer cell lines.

Q4 Clinical validation of the technology using blood samples from patients with prostate and breast cancer, as well as healthy controls.

2022



ANTICIPATED

Q2 Commercial launch of our technology as a research use only in vitro diagnostic platform.

Q3 Beginning of the process to get FDA clearance for the commercialization of our technology as an in vitro diagnostic medical device for hospitals and laboratories.

Meet Our Team



Liza Velarde

Co Founder, Director & CEO

Liza Velarde is a co-founder and acting CEO of Delee Corp. She is a Y Combinator alumna and has a bachelor's degree in International Business from Tecnológico de Monterrey. Velarde is responsible for the development and execution of the company's strategic plans, leading along with her co-founders, the engineering team that built Delee's core technology. She has raised over $2.4M USD through investments, government funds, and multiple awards, and also secured pre-orders worth a potential value of over $2.5M USD. Velarde has also established strong relations with top hospitals and research centers and her work has been highly regarded by international institutions, such as Cartier Women's Initiative Awards and WeXchange (an initiative of the Inter-American Development Bank). In recent years, she has been acknowledged as one of the 50 most relevant people transforming Mexico and one of Forbes's 100 most influential women in Mexico, and has been invited as a speaker on various international panels about cancer and entrepreneurship, such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.



Alejandro Abarca

Co Founder, Director & CTO

Alejandro Abarca is a co-founder and acting CTO at Delee Corp. He is a physicist, a Y Combinator, a Singularity University, and a Royal Academy of Engineering LIF alumnus. Abarca is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples. He has published four scientific papers in international journals. He has over ten years of experience developing and producing medical devices and biosensors, including, a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system to study cell's properties by immunostaining. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties.



Juan Felipe Yee

Co Founder, Director & CMO

Juan Felipe Yee is a co-founder and acting CMO at Delee Corp. He is a Y Combinator alumnus, and obtained a M.Sc. in Electronic Engineering and a B.Sc. in Biomedical Engineering both from Tecnológico de Monterrey. Yee is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples, and is responsible for planning, developing, implementing, and monitoring the overall strategy for the analytical and clinical validation of the CytoCatch™ technology. He has published 7 scientific papers in international journals and spent over a decade working and collaborating in the development of several medical devices and biosensors, including, a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis.



Joost Leeflang

Director

Joost Leeflang has over 20 years of experience in successfully driving top and bottom line growth for consumer and professional business across multiple geographies. He served as Senior VP and Global Head of Commerce responsible for Global Sales and Marketing for the Medical Imaging Business of Philips Healthcare. Prior to that, Joost occupied several key positions in the Philips Organization, including Senior VP and CEO of Philips Electronics Central and Eastern Europe, Senior VP and General Manager of Philips Lightning in Europe, Senior VP, CEO and General Manager of Philips Electronics RUC in the Healthcare & Consumer Lifestyle area, amongst others. He was the COCIR President, the European Trade Association representing the medical imaging, health ICT, and electromedical industries. Joost completed an Executive Program in Strategy and Organization at the Stanford Business School and a Master in Business Economics at the University of Groningen.

Joost Leeflang's primary occupation is being a Facilitator and Board Member of the Foundation for Natural Leadership. He serves as a part-time Director for Delee Corp., working 3 hours per week.



Chiu Chau

Engineering Advisory Board

Chau has over 20 years of experience working in the biotech industry. He is the co-founder and CTO of Opentrons, a company that commercializes open-source robots that automate dozens of key laboratory processes, also serving as its CEO for 4 years. Chau was also the VP Eng of BioArray Solutions, which was bought by Immucor in 2008, where he led the engineering team that built the core multiplex qPCR automation technology now used in most blood banks for advanced blood typing. He has been granted more than 15 US and international patents and holds a M.Sc. in Applied Physics from the Georgia Institute of Technology and a B.Sc. in Mechanical Engineering from the University of Hong Kong.



Mario Moisés Álvarez, Ph.D.

Scientific Advisory Board

Mario Moisés Álvarez is a Principal Investigator of the Alvarez-Trujillo Laboratory and the Director of the Biomedical Engineering Group at Tecnológico de Monterrey. Alvarez has been a Visiting Professor at the Harvard-MIT Health Sciences and Technology at BWH, Harvard Medical School, and a Visiting Professor at the Microsystems Technology Laboratories (MTL) at the Massachusetts Institute of Technology. His research interest is focused on the integration of bio-, micro-, and nanotechnologies into tissue, biomedical, and biopharmaceutical engineering applications. His current academic production is mainly focused on bioprinting, biomaterial and tissue engineering, development of organ-on-chip systems, point of care diagnostics, and biopharmaceutical engineering. Professor Álvarez completed an industrial postdoctoral stay at the Institute of Pharmaceutical Technology at Bristol-Myers Squibb Company, USA. He holds a Ph.D. in Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Chemical Engineering from Tecnológico de Monterrey, and a B.Sc. in Biochemical Engineering from Tecnológico de Monterrey. Alvarez has published over 100+ papers in international journals. He has been granted three US patents and twelve Mexican patents. Álvarez is a permanent member of the Mexican Academy of Sciences and a member of the National Research System, where he has been awarded with the highest ranking for Mexican researchers (SNI Level III)



David Mohler, M.D.

Medical Advisory Board

David Mohler is an Orthopedic Surgical Oncologist, Clinical Professor, and Chief of the Musculoskeletal Tumor Service Department of Orthopedic Surgery and Sports Medicine from Stanford University Medical Center. Mohler received his B.Sc. from Stanford University and his M.D. from Cornell University Medical College. He completed an internship in General Surgery at UCLA, a residency in orthopedic surgery at the Hospital for Special Surgery, and a Metabolic Bone Disease/Bone Tumor fellowship at the Memorial Sloan-Kettering Cancer Center. With over three decades of experience in the field, he has authored and co-authored over 35 papers in peer-reviewed journals, 5 book chapters, and collaborated in various research projects. Mohler is currently a member of several prestigious associations such as the Orthopedic Research Society, the American Academy of Orthopedic Surgeons, and the Musculoskeletal Tumor Society, among others. He has an American Board of Orthopedic Surgery certification and has been honored with awards like the Alpha Omega Alpha, The National Research Service Award and the Saul Halpern, M.D. Orthopedic Educator Award.



Grissel Trujillo de Santiago, Ph.D.

Scientific Advisory Board

Grissel Trujillo de Santiago is a Principal Investigator of the Alvarez-Trujillo Laboratory at the School of Engineering and Sciences at Tecnológico de Monterrey. She was trained as a Chemistry & Pharmacy Biologist at Universidad Autónoma de Nuevo León; she obtained her M.Sc. and Ph.D. degrees in Biotechnology from Tecnológico de Monterrey. Dr. Trujillo de Santiago conducted research in Material Sciences at the Università degli Studi di Napoli Federico II during her Ph.D. program. She was a Postdoctoral Research Fellow at Dr. Khademhosseini's Lab in the Harvard-MIT Health Sciences and Technology Division for 2 years and at MIT's Microsystems Technology Laboratories. She has published 45+ papers in indexed international journals and one book chapter, has been awarded with a Mexican patent, and has more than 40 participations in international conferences. She was a recipient of the For Women in Science Award from the L'Oreal-UNESCO-CONACyT-AMC foundation in 2019, and recognized as a "Distinguished citizen" by her native town in 2018. Her main area of interest and expertise is the design of biomaterials and biofabrication technologies for Tissue Engineering applications. Dr. Trujillo de Santiago research is currently focused in the development of novel platform-technologies based in chaos to produce multilayered complex 3D micro-structured living tissues.



Lauro S. Gómez, M.D., Ph.D.

Medical Advisory Board

Lauro S. Gómez is a Urologist and Research Director of the Department of Urology at the University Hospital "Dr. José Eleuterio González". He has over 30 years of experience in the oncological, pediatric and male infertility fields, has authored and co-authored over 60 papers in peer-reviewed journals, and is a reviewer of various specialized medical journals. He is President of the School of Urologists of Nuevo León, a permanent member of the Mexican Academy of Surgery and the Mexican Society of Urology, and a member of the National Research System. Lauro completed his M.D. and specialty in urology at the Universidad Autónoma de Nuevo León, and received his subspecialty in pediatric urology, andrology and microsurgery from the Puigvert e Institut Dexeus Foundation of the Autonomous University of Barcelona and Necker Hospital of the Paris University.



Everardo González, Ph.D.

Biotechnology Research Scientist



Rolando Delgado, Ph.D.

Biochemical Research Scientist



Brenda Soto

Cell Biology Research Scientist



Diana Aráiz

Molecular Biology Research Scientist



Fernanda Jasso

Biomedical Engineer



Gladys Díaz

Biomedical Engineer



Miguel Esparza, Ph.D.

Electronics Research Scientist



Carlos Aguilar, Ph.D.

Artificial Intelligence Research Scientist



Franco Chacón

Software Design Engineer



José Yee

Software Design Engineer



Jorge Zamora

Hardware Design Engineer



Marisol Abarca

Mechanical Design Engineer



Mauricio González

Biomedical Engineer



Ricardo García

Hardware Design Engineer



Karen Velarde

Marketing & Strategic Specialist



Alitzel Trueba

Product Designer



Gracié Rodríguez

Strategic Planning Executive



Ricardo Paredes

Audiovisual Producer

Offering Summary

Company : DELEE CORP.

Corporate Address : 1211 San Dario Ave #2068, Laredo, TX 78040

Offering Minimum : $9,999.84

Offering Maximum : $4,999,998.02

Minimum Investment Amount (per investor) : $199.20

Terms

Offering Type : Equity

Security Name : Series Seed V Preferred Stock

Minimum Number of Shares Offered : 6,024

Maximum Number of Shares Offered : 3,012,047

Price per Share : $1.66

Pre-Money Valuation : $22,040,057.38

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Early Bird Bonus

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 7 days | 8% bonus shares

Early Bird Bonus - Next 10 days | 6% bonus shares

Volume-Based Bonus

$5,000 - 10% bonus shares

$10,000 - 12% bonus shares

$15,000 - 14% bonus shares

$20,000 - 16% bonus shares

$25,000 - 18% bonus shares

$30,000 - 20% bonus shares

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Delee Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed V Preferred Stock at $1.66 / share, you will receive 10 additional shares, meaning you'll own 110 shares for $166. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow DELEE to get notified of future updates!

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Lanelle S. 2 INVESTMENTS 3 months ago Pinned by Company

Hello Team Delee,

Just did my reserve and am super excited. I participated on Republic as well.

Yesterday I was at the doctor and showed him your website he was blown away. Happy to be on this ride with you for part 2!
Lanelle

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John C. a month ago

Liz, I reserved shares sometime ago for the funding thru start engine. When it is estimated to begin? I haven't heard anything lately. Any news?

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Iris R. 2 months ago

Great News, Congratulation! Thanks!

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Travis S. 2 months ago

Great news. Thank you for keeping us with updates.

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Patricia P. 9 INVESTMENTS 2 months ago

Sorry, still wondering.... I invested only $50. in your 1st running. Now its up to $199.20, So If I reserve, It wants me to type in $199.20. What about the $50. because I don't want to commit anymore money. Can I reserve my $50?? or does that not apply for reserve at that amount??

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Patricia P. 9 INVESTMENTS 2 months ago

So doing the reserve, is NOT going to sign me up for another investment?? Out of $ for anymore investments. Free to reserve correct?

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Edward K. 6 INVESTMENTS 2 months ago

Hi,
I have read about Delee on the internet and on the StartEngine website. I have invested in your company. I like what you are doing and understand that your technology is needed. I myself had cancer (stage 2A) in 2018, my sister (stage 4) in 2019 and passed away. So early cancer detection I feel is very important.

I do not have much knowledge, medical expertise in this field. So forgive me if I ask dumb questions:
1 - What other companies are developing similar type of technology. Who are your most serious competitors? In other words are you in the forefront, the lead dog, and how far in front are you compare to your competitors.
2 - Is it in your plans to be bought out in the future by someone like Pfizer, or Abbott?
3 - I know this is really looking far into the crystal ball, but what is a reasonable time before you go public, do a IPO.

Thank you,
Edward K.

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Travis S. 3 months ago

I will like to invest on this platform Start Engine but I'm very hesitant because of the disclaimer on Start Engine states Disclaimer: Reserving shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever

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Edward K. 6 INVESTMENTS 3 months ago

Hi, I just did a "RESERVE", June 17, 2021. My question is, what Early Bird do I qualify for:
1 - Friends and Family - First 72 hours | 15% bonus shares
2 - Super Early Bird - Next 7 days | 10% bonus
3 - Early Bird Bonus - Next 10 days | 5% bonus shares

Nowhere when I made my investment it told me. Maybe I just missed it.

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W Kim C. SE OWNER 77 INVESTMENTS 3 months ago

Hi Liza, Thanks for the quick reply. As I understand it these "Early Bird" offers ONLY kick in once your campaign goes live - NOT during your TTW phase. [Please check with the StartEngine folks to clarify this] But I am talking about adding a TTW bonus in this mix that would kick in when an investment is made once your campaign leaves the Reservation (TTW) phase and goes live allowing folks to either 1) confirm their reservation or 2) make a new investment. It is then that the "Early Bird" offers begin with the clock ticking... IF you offer a TTW bonus now, that TTW bonus would be in addition to (on top of) the "Early Bird" offers. Or on top of the StartEngine Owner's 10% Bonus, should someone decline to invest during the "Early Bird" offers time frame. That is what I'm asking you to consider doing. Does that make sense? Please advise. Thanks. Blessings

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cancer is a major global health issue. In 2020 alone, cancer deaths were over three times higher than the ones registered due to COVID-19. It is estimated that more than 100 million people will die from cancer in this decade, almost the same amount that died in World War 1 and 2 combined, equivalent to over 1800 packed Yankee stadiums. One of the main reasons cancer has such a high mortality rate is due to lack of tests that enable the early detection of cancer and provide an adequate monitoring of the applied treatments' effectiveness.

Delee is a medical device company that aims to revolutionize how cancer is diagnosed and managed. We have developed a blood-based assay for the early detection of cancer and monitoring the treatments' effectiveness. This is enabled by two independent devices created to effectively isolate and analyze circulating tumor cells, also known as CTCs. CTCs are malignant cells that are shed from the primary and metastatic solid tumors, and then infiltrate into the vascular lymphatic systems. These cells play a fundamental role in the metastatic process of non-hematological cancers. In the last decade, CTCs have gained a significant amount of traction within the scientific and medical community for the potential views as a blood-based biomarker for a broad range of cancer-related clinical applications.

Being able to isolate and analyze these cells could be translated into invaluable benefits for patients and their families, being the most important, and the main reason for all of our work, to greatly increase their chances of defeating cancer. Furthermore, by applying the most effective treatment for each patient throughout the course of the disease, the incurred costs and the negative side effects caused by drugs that will not be effective for that particular patient will be reduced.

However, the isolation of these malignant cells from blood represents a major technological challenge. Due to their heterogeneity and extremely low numbers in comparison to blood cells, on average, you can find around 40.5 billion cells in a blood collection tube, while a cancer patient may have between 1 and 1000 CTCs in the same volume. To tackle this challenge, we've built a multi-disciplinary team of experienced specialists in many fields, such as molecular biology, electronics, artificial intelligence, clinical oncology, product design, and manufacture.

Our patent-pending technology is composed of the CytoCatch isolation platform, which automatically performs the necessary steps to prepare and process a blood sample, capturing the CTCs contained in it, and the CytoCatch imaging system, which possesses a special routines and machine learning algorithms to analyze the captured cells based on their morphology and expression of the specific markers. The fact that all these processes are fully automated increases their reliability and reproducibility of the assay by preventing human error and cell loss due to manual steps. Furthermore, the collected cells are compatible with traditional molecular biology techniques and next-generation sequencing technologies, enabling the performance of molecular analyses to assess the genetic characteristics of the captured CTCs.

At the moment, we have a fully functional technology that is being successfully tested for prostate and breast cancer, and we're close to commercializing our technology as a research tool for pharmaceutical companies and research centers; to later pursue the FDA clearance that will allow our technology to reach hospitals and laboratories. At Delee, we are deeply committed to this enterprise. We're backed by Y Combinator and StartX, two of the most important startup accelerators in the world, and our work has been published in one of the most prestigious journals in the field. We are certain that our technology will revolutionize how cancer is diagnosed and managed. Investing in Delee is believing that together, we can help save millions of lives. Join us and become part of the solution.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

DELEE CORP.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

DELEE Corp., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify as follows.

1. The name of this corporation is DELEE Corp., and that this corporation was originally incorporated pursuant to the DGCL on November 14, 2016 under the name DELEE Corp.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of June, 2021.

By: /s/ Liza Paola Velarde Calvillo
Liza Paola Velarde Calvillo
Chief Executive Officer

Exhibit A

DELEE CORP.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is DELEE Corp. (the **"Corporation"**)

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, DE 19805, County is New Castle 1. The name of its registered agent at such address is Vcorp Services.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) One Hundred Million 100,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (b) Twenty Million 20,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

As of the effective date of this Amended and Restated Certificate of Incorporation (this "**Amended and Restated Certificate**"), (i) 2,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series Seed I Preferred Stock**," $0.00001 par value per share, (ii) 107,143 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series Seed II Preferred Stock**," $0.00001 par value per share, (iii) 100,000 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series Seed III Preferred Stock**," $0.00001 par value per share, (iv) 1,070,000 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series Seed IV Preferred Stock**," $0.00001 par value per share, and (v) 3,012,048 shares of the authorized Preferred Stock of the Corporation are hereby designated as "**Series Seed V Preferred Stock**," $0.00001 par value per share.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Series Seed Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Amended and Restated Certificate or pursuant to the DGCL. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series Seed Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. General. Except as expressly provided in this Article IV, Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, and Series Seed V Preferred Stock (collectively, the "Series Seed Preferred Stock") shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original

Issue Price (as defined below) for such share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" with respect to Series Seed I Preferred Stock shall mean $0.50 per share for the Series Seed I Preferred Stock, with respect to Series Seed II Preferred Stock shall mean $0.70 per share for the Series Seed II Preferred Stock, with respect to Series Seed III Preferred Stock shall mean $1.00 per share for the Series Seed III Preferred Stock, with respect to Series Seed IV Preferred Stock shall mean $1.00 per share for the Series Seed IV Preferred Stock, and with respect to Series Seed V Preferred Stock shall mean $1.66 per share for the Series Seed V Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock as provided in Section 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), the "**Requisite Holders**", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

2.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 2.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

3. Voting.

3.1 General. Holders of Series Seed Preferred Stock shall not have any right to vote on any matters coming before the stockholders of the Corporation for a vote, except as expressly required by the DGCL.

4. Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Series Seed Preferred Stock by the Conversion Price (as defined below) for such series of Series Seed Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Series Seed Preferred Stock shall initially mean the Original Issue Price for such series of Series Seed Preferred Stock. Such initial Conversion Price, and the rate at which shares of

Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. Subject to Section 4.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Series Seed Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times while any share of Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series Seed Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series Seed Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued.

4.3.4 No Further Adjustment. Upon any conversion of shares of Series Seed Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series Seed Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Series Seed Preferred Stock or on the Common Stock delivered upon conversion.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Series Seed Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series of Series Seed Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Series Seed Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Series Seed Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series Seed Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series Seed Preferred Stock the Common Stock issuable upon the conversion of such series of Series Seed Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 4.4, 4.5, 4.6 or 4.8 or by Section 2.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series Seed Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series Seed Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

4.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 2.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Series Seed Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.5, 4.6 or 4.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Series Seed Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Series Seed Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series Seed Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series Seed Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series Seed Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Series Seed Preferred Stock.

4.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act of 1933, as amended), (b) the date that the Company or its successor is required to file reports with the U.S. Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with Section 4 and (ii) such shares may not be reissued by the Corporation.

4.11 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to Section 4.10. Unless otherwise provided in this Amended and Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 4.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock (and the applicable series thereof) accordingly.

5. **Dividends**. All dividends shall be declared pro rata on the Common Stock and the Series Seed Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to Section 4.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

7. **Waiver**. Any of the rights, powers, privileges and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8. **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the

Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by the Amended and Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by the Amended and Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX: MEETING OF CREDITORS.

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE X: BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article X shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

* * * * *

EXHIBIT G TO FORM C

TTW Materials

This offering is not live or open to the public at this moment.

Delee

Blood testing platform for early cancer diagnosis & treatment monitoring


DELEE
Reserve Now

Website · Laredo, TX · HEALTH TECH

$279,509 raised

0 Investors	$22M Valuation
$1.66 Price per Share	$199.20 Min. Investment
Preferred Shares Offered	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

At Delee, we have created the CytoCatch™ isolation platform and imaging system. These units enable the performance of a CTC blood-based assay that has the potential of being used for early cancer detection and monitoring the applied treatments' effectiveness, allowing the optimization of each patient's therapy throughout the course of the disease.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Delee uses a blood-based assay enabled by two independent devices created to effectively isolate and analyze circulating tumor cells (CTCs). Our technology is being successfully tested for its use in prostate and breast cancer.

2. We are backed by Y Combinator and StartX and have raised over $2.4 million USD in funding, and our pre-orders are already potentially worth over $2.5 million.

3. Our fully functional technology was built by an experienced team of specialists in the fields of molecular biology, electronics, artificial intelligence, clinical oncology, and design and manufacture.



**Delee is in the prototype phase. Delee is not currently available on the market.*

Reserve Shares

The information presented during this Testing the Waters ("TTW") campaign is preliminary and may change. Although any indications of interest are non-binding, a TTW campaign enables the issuer to test and determine the viability of its prospective offering without incurring significant expenses. No offer to buy the security can be accepted until a formal offering is conducted. These TTW communications will be included in the formal offering when filed, so that investors can receive all the information and disclosures that were disseminated.

Meet Our Team



Liza Velarde

Co Founder / CEO

Liza Velarde is a co-founder and acting CEO of Delee Corp. She is a Y Combinator alumna and has a bachelor's degree in International Business from Tecnológico de Monterrey. Velarde is responsible for the development and execution of the company's strategic plans, leading along with her co-founders, the engineering team that built Delee's core technology. She has raised over $2.4M USD through investments, government funds, and multiple awards, and also secured pre-orders worth a potential value of over $2.5M USD. Velarde has also established strong relations with top hospitals and research centers and her work has been highly regarded by international institutions, such as Cartier Women's Initiative Awards and WeXchange (an initiative of the Inter-American Development Bank). In recent years, she has been acknowledged as one of the 50 most relevant people transforming Mexico and one of Forbes's 100 most influential women in Mexico, and has been invited as a speaker on various international panels about cancer and entrepreneurship, such as WeXchange 2019 and The Economist: War on Cancer LATAM 2019.



Alejandro Abarca

Co Founder / CTO

Alejandro Abarca is a co-founder and acting CTO at Delee Corp. He is a physicist, a Y Combinator, a Singularity University, and a Royal Academy of Engineering LIF alumnus. Abarca is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples. He has published four scientific papers in international journals. He has over ten years of experience developing and producing medical devices and biosensors, including, a microfluidic device for the isolation of rare cell subpopulations based on dielectrophoretic separation, manufacturing methods for embedding metal electrodes onto thermoplastics for microfluidic applications, and an automated imaging system to study cell's properties by immunostaining. Abarca also has collaborated in projects related to bioprinting and point-of-care applications with various research groups at Tecnológico de Monterrey. His areas of expertise include microfabrication, manufacturing techniques for mass production, optics, and cell separation based on physical properties.



Juan Felipe Yee

Co Founder / CMO

Juan Felipe Yee is a co-founder and acting CMO at Delee Corp. He is a Y Combinator alumnus, and obtained a M.Sc. in Electronic Engineering and a B.Sc. in Biomedical Engineering both from Tecnológico de Monterrey. Yee is a co-creator of the CytoCatch™ isolation platform and imaging system, which isolates and analyzes circulating tumor cells from blood samples, and is responsible for planning, developing, implementing, and monitoring the overall strategy for the analytical and clinical validation of the CytoCatch™ technology. He has published 7 scientific papers in international journals and spent over a decade working and collaborating in the development of several medical devices and biosensors, including, a high intensity phototherapy LED source to treat hyperbilirubinemia in newborns, substrates made from carbon nanofiber mats coated with gold nanoparticles for the detection of specific molecules in simple solutions by SERS spectroscopy, and microfluidic devices for cell isolation based on antigen-antibody interactions, inertial forces, and dielectrophoresis.



Joost Leeflang

Director

Joost Leeflang has over 20 years of experience in successfully driving top and bottom line growth for consumer and professional business across multiple geographies. He served as Senior VP and Global Head of Commerce responsible for Global Sales and Marketing for the Medical Imaging Business of Philips Healthcare. Prior to that, Joost occupied several key positions in the Philips Organization, including Senior VP and CEO of Philips Electronics Central and Eastern Europe, Senior VP and General Manager of Philips Lightning in Europe, Senior VP, CEO and General Manager of Philips Electronics RUC in the Healthcare & Consumer Lifestyle area, amongst others. He was the COCIR President, the European Trade Association representing the medical imaging, health ICT, and electromedical industries. Joost completed an Executive Program in Strategy and Organization at the Stanford Business School and a Master in Business Economics at the University of Groningen.



Chiu Chau

Engineering Advisory Board

Chau has over 20 years of experience working in the biotech industry. He is the co-founder and CTO of Opentrons, a company that commercializes open-source robots that automate dozens of key laboratory processes, also serving as its CEO for 4 years. Chau was also the VP Eng of BioArray Solutions, which was bought by Immucor in 2008, where he led the engineering team that built the core multiplex qPCR automation technology now used in most blood banks for advanced blood typing. He has been granted more than 15 US and international patents and holds a M.Sc. in Applied Physics from the Georgia Institute of Technology and a B.Sc. in Mechanical Engineering from the University of Hong Kong.



Mario Moisés Álvarez, Ph.D.

Scientific Advisory Board

Mario Moisés Álvarez is a Principal Investigator of the Alvarez-Trujillo Laboratory and the Director of the Biomedical Engineering Group at Tecnológico de Monterrey. Alvarez has been a Visiting Professor at the Harvard-MIT Health Sciences and Technology at BWH, Harvard Medical School, and a Visiting Professor at the Microsystems Technology Laboratories (MTL) at the Massachusetts Institute of Technology. His research interest is focused on the integration of bio-, micro-, and nanotechnologies into tissue, biomedical, and biopharmaceutical engineering applications. His current academic production is mainly focused on bioprinting, biomaterial and tissue engineering, development of organ-on-chip systems, point of care diagnostics, and biopharmaceutical engineering. Professor Álvarez completed an industrial postdoctoral stay at the Institute of Pharmaceutical Technology at Bristol-Myers Squibb Company, USA. He holds a Ph.D. in Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Chemical and Biochemical Engineering from Rutgers University, a M.Sc. in Chemical Engineering from Tecnológico de Monterrey, and a B.Sc. in Biochemical Engineering from Tecnológico de Monterrey. Alvarez has published over 100+ papers in international journals. He has been granted three US patents and twelve Mexican patents. Álvarez is a permanent member of the Mexican Academy of Sciences and a member of the National Research System, where he has been awarded with the highest ranking for Mexican researchers (SNI Level III)



David Mohler, M.D.

Medical Advisory Board

David Mohler is an Orthopedic Surgical Oncologist, Clinical Professor, and Chief of the Musculoskeletal Tumor Service Department of Orthopedic Surgery and Sports Medicine from Stanford University Medical Center. Mohler received his B.Sc. from Stanford University and his M.D. from Cornell University Medical College. He completed an internship in General Surgery at UCLA, a residency in orthopedic surgery at the Hospital for Special Surgery, and a Metabolic Bone Disease/Bone Tumor fellowship at the Memorial Sloan-Kettering Cancer Center. With over three decades of experience in the field, he has authored and co-authored over 35 papers in peer-reviewed journals, 5 book chapters, and collaborated in various research projects. Mohler is currently a member of several prestigious associations such as the Orthopedic Research Society, the American Academy of Orthopedic Surgeons, and the Musculoskeletal Tumor Society, among others. He has an American Board of Orthopedic Surgery certification and has been honored with awards like the Alpha Omega Alpha, The National Research Service Award and the Saul Halpern, M.D. Orthopedic Educator Award.



Grissel Trujillo de Santiago, Ph.D.

Scientific Advisory Board

Grissel Trujillo de Santiago is a Principal Investigator of the Alvarez-Trujillo Laboratory at the School of Engineering and Sciences at Tecnológico de Monterrey. She was trained as a Chemistry & Pharmacy Biologist at Universidad Autónoma de Nuevo León; she obtained her M.Sc. and Ph.D. degrees in Biotechnology from Tecnológico de Monterrey. Dr. Trujillo de Santiago conducted research in Material Sciences at the Università degli Studi di Napoli Federico II during her Ph.D. program. She was a Postdoctoral Research Fellow at Dr. Khademhosseini's Lab in the Harvard-MIT Health Sciences and Technology Division for 2 years and at MIT's Microsystems Technology Laboratories. She has published 45+ papers in indexed international journals and one book chapter, has been awarded with a Mexican patent, and has more than 40 participations in international conferences. She was a recipient of the For Women in Science Award from the L'Oreal-UNESCO-CONACyT-AMC foundation in 2018, and



Lauro S. Gómez, M.D., Ph.D.

Medical Advisory Board

Lauro S. Gómez is a Urologist and Research Director of the Department of Urology at the University Hospital "Dr. José Eleuterio González". He has over 30 years of experience in the oncological, pediatric and male infertility fields, has authored and co-authored over 60 papers in peer-reviewed journals, and is a reviewer of various specialized medical journals. He is President of the School of Urologists of Nuevo León, a permanent member of the Mexican Academy of Surgery and the Mexican Society of Urology, and a member of the National Research System. Lauro completed his M.D. and specialty in urology at the Universidad Autónoma de Nuevo León, and received his subspecialty in pediatric urology, andrology and microsurgery from the Puigvert e Institut Dexeus Foundation of the Autonomous University of Barcelona and Necker Hospital of the Paris University.

recognized as a "distinguished citizen" by her native town in 2018. Her main area of interest and expertise is the design of biomaterials and biofabrication technologies for Tissue Engineering applications. Dr. Trujillo de Santiago research is currently focused in the development of novel platform-technologies based in chaos to produce multilayered complex 3D micro-structured living tissues.



Everardo González, Ph.D.
Biotechnology Research Scientist



Rolando Delgado, Ph.D.
Biochemical Research Scientist



Brenda Soto
Cell Biology Research Scientist



Diana Aráiz
Molecular Biology Research Scientist



Fernanda Jasso
Biomedical Engineer



Gladys Díaz
Biomedical Engineer



Miguel Esparza, Ph.D.
Electronics Research Scientist



Carlos Aguilar, Ph.D.
Artificial Intelligence Research Scientist



Franco Chacón
Software Design Engineer



José Yee
Software Design Engineer



Jorge Zamora
Hardware Design Engineer



Marisol Abarca
Mechanical Design Engineer



Mauricio González
Biomedical Engineer



Ricardo Garcia
Hardware Design Engineer



Karen Velarde
Marketing & Strategic Specialist



Alitzel Trueba
Product Designer



Gracié Rodríguez
Strategic Planning Executive



Ricardo Paredes
Audiovisual Producer

Offering Summary

Company	DELEE Corp.
Corporate Address	1211 San Dario Ave #2068, Laredo, TX 78040
Offering Minimum	$9,999.84
Offering Maximum	$4,999,998.02
Minimum Investment Amount (per investor)	$199.20

Terms

Offering Type	Equity
Security Name	Series V Preferred Stock
Minimum Number of Shares Offered	6,024
Maximum Number of Shares Offered	3,012,047
Price per Share	$1.66
Pre-Money Valuation	$22,040,057.38

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 7 days | 10% bonus

Early Bird Bonus - Next 10 days | 5% bonus shares

TTW Reservation Perks*

TTW Perk: Invest during the Test The Waters offering receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

**Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

We are a few days away from launching!

4 hours ago

Dear investors,

As you may know, at the moment, we are still in the TTW stage; but we are very excited to announce that we are just a few days away from the launch of our StartEngine campaign 🚀.

On behalf of our team, I would like to thank all of you for reserving your investment with us. It means the world to know that so many people believe in our work and are joining us on this journey. We are ending this phase with over $275k in reservations 😊. Rest assured that your support is greatly appreciated and it keeps us moving forward 💪. Stay tuned, because once the campaign goes live, if you confirm your investment you can increase the number of bonus shares that you got during our TTW.

Once again, thank you very much! And please, stay safe.

Sincerely,

Liza Velarde

Delee Corp.

The final version of the CytoCatch™ imaging system is finally here 🙌

about 1 month ago

We hope that you and yours are well and safe 😊

A few weeks ago we announced that the final version of the CytoCatch™ isolation platform had been completed. Today we have another exciting announcement, the final version of the CytoCatch™ imaging system is finally completed 😉



After concluding our previous crowdfunding campaign we found ourselves in a very difficult situation, with the pandemic raging we had to coordinate with every member of our team to efficiently work both from our homes and lab. To be able to share this news with you fills every member of the team with a tremendous amount of joy.

The CytoCatch™ imaging system is the most complex unit that constitutes our technology. This system was specially designed to acquire high-resolution micrographs of the CTCs that were previously captured by our isolation platform. It possesses special routines and machine learning algorithms that analyze the captured cells based on their morphology and the expression of specific markers. All these processes, ranging from image acquisition to image analysis, are fully automated, which increases the reliability and reproducibility of the assay by preventing human error.



Our StartEngine **campaign launching soon**, remember that you can still **reserve** your investment and **receive 10% bonus shares**

We are deeply grateful for your unwavering support, we know that none of these amazing achievements would have been possible without each and every one of you. From the bottom of our hearts, thank you!

Sincerely,

Delee Team 💙

Delee has started the analytical validation of the CytoCatch™ isolation platform.

about 2 months ago

Hello everyone!

We hope you're doing well 😊.

We would like to share with you that last week we began the analytical validation of the final version of the CytoCatch™ isolation platform, one of the two devices that constitute our technology and makes it possible to isolate CTCs from other blood components.





This validation is fundamental for any medical or scientific device built to measure an analyte (the constituent of the sample to be analyzed, in our case the CTCs). The tests carried out during this validation are designed to ensure that our platform's performance is optimal and the results obtained are reproducible. Here, our device will be extensively tested to assess key parameters, such as capture efficiency, purity, sensitivity, working range, precision, and accuracy. This has to be made before the device's clinical validation, where a clinical study is going to be conducted in order to collect clinical data.

Even though this is just the beginning, and this validation will last for several months, we are thrilled because the first tests carried out yielded very positive results. **Our device consistently had over 94% capture efficiency when processing blood samples of 7.5 mL spiked with 100 cancer cells.** This means that our device was able to capture over 94 of these cells in every run performed, which is in line or even higher than our competitors' yield 😎.



We are deeply thankful to all the people who already reserved their investment 😀. At the moment, we are still in the Test The Waters (TTW) stage, in which you can reserve your investment without committing until the campaign goes officially live. **If you reserve during the TTW stage you will receive 10% bonus shares when you confirm the investment.**

Once again, thank you for all your support!

Sincerely,

Delee Team 💙

END OF UPDATES

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Lanelle Schultz 2 INVESTMENTS 2 months ago Pinned by Company

Hello Team Delee,

Just did my reserve and am super excited. I participated on Republic as well.

Yesterday I was at the doctor and showed him your website he was blown away. Happy to be on this ride with you for part 2!
Lanelle

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John Cavanaugh 21 days ago

Liz, I reserved shares sometime ago for the funding thru start engine. When it is estimated to begin? I haven't heard anything lately. Any news?

0 View 2 replies Reply

Iris Ramos 2 months ago

Great News, Congratulation! Thanks!

0 Reply

Travis Sandifer 2 months ago

Great news. Thank you for keeping us with updates.

0 Reply

Patricia Pettit 9 INVESTMENTS 2 months ago

Sorry, still wondering.... I invested only $50. in your 1st running. Now its up to $199.20, So If I reserve, It wants me to type in $199.20. What about the $50. because I don't want to commit anymore money. Can I reserve my $50?? or does that not apply for reserve at that amount??

0 View 1 reply Reply

Patricia Pettit 9 INVESTMENTS 2 months ago

So doing the reserve, is NOT going to sign me up for another investment?? Out of $ for anymore investments. Free to reserve correct?

0 View 2 replies Reply

Edward Koscielski 6 INVESTMENTS 2 months ago

Hi,
I have read about Delee on the internet and on the StartEngine website. I have invested in your company. I like what you are doing and understand that your technology is needed. I myself had cancer (stage 2A) in 2018, my sister (stage 4) in 2019 and passed away. So early cancer detection I feel is very important.

I do not have much knowledge, medical expertise in this field. So forgive me if I ask dumb questions:
1 - What other companies are developing similar type of technology. Who are your most serious competitors? In other words are you in the forefront, the lead dog, and how far in front are you compare to your competitors.
2 - Is it in your plans to be bought out in the future by someone like Pfizer, or Abbott?

3 - I know this is really looking far into the crystal ball, but what is a reasonable time before you go public, do a IPO.

Thank you,
Edward K.

0 View 1 reply Reply

Travis Sandifer 2 months ago

I will like to invest on this platform Start Engine but I'm very hesitant because of the disclaimer on Start Engine states Disclaimer: Reserving shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever

0 View 1 reply Reply

Edward Koscielski 6 INVESTMENTS 3 months ago

Hi, I just did a "RESERVE", june 17, 2021. My question is, what Early Bird do I qualify for:
1 - Friends and Family - First 72 hours | 15% bonus shares
2 - Super Early Bird - Next 7 days | 10% bonus
3 - Early Bird Bonus - Next 10 days | 5% bonus shares

Nowhere when I made my investment it told me. Maybe I just missed it.

0 View 1 reply Reply

W Kim Colich SE OWNER 77 INVESTMENTS 3 months ago

Hi Liza, Thanks for the quick reply. As I understand it these "Early Bird" offers ONLY kick in once your campaign goes live - NOT during your TTW phase. (Please check with the StartEngine folks to clarify this) But I am talking about adding a TTW bonus in this mix that would kick in when an investment is made once your campaign leaves the Reservation (TTW) phase and goes live allowing folks to either 1) confirm their reservation or 2) make a new investment. It is then that the "Early Bird" offers begin with the clock ticking... If you offer a TTW bonus now, that TTW bonus would be in addition to (on top of) the "Early Bird" offers. Or on top of the StartEngine Owner's 10% Bonus, should someone decline to invest during the "Early Bird" offers time frame. That is what I'm asking you to consider doing. Does that make sense? Please advise. Thanks. Blessings

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8:14 PM

Delee Corp
465 followers
2mo •

Remember you can still reserve your place!
✨Get 10% bonus shares😀✨
Reserve Now!🙌
https://lnkd.in/g7MGYNi
____
✨¡Recuerda que aun puedes reservar tu lugar y recibir 10% de acciones en bonificación!😀✨
¡Reserva ya!🙌

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


RESERVE YOUR SPOT

5

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8:04 PM

Delee Corp

Delee Corp
Jul 1 ·

✨Reserve your spot and get 10% of bonus shares✨

https://www.startengine.com/delee

____

Reserva tu lugar y recibe 10% de acciones en bonificación!✨

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


DON'T STAY
OUT!

Like Comment Share

75 people reached >

Boost Post

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8:15 PM

Delee Corp
465 followers
2mo • Edited •

Get the 10% of bonus shares!🙌
Reserve now!

https://lnkd.in/g7MGYNi

____

Obtén 10% de acciones en bonificación! 🙌
Reserva ahora !

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


+10 %
BONUS SHARES

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8:12 PM

Delee Corp
465 followers
1mo •

We are excited to announce that our crowdfunding campaign with StartEngine will start soon. Stay tuned! ✨🚀
.
.
Estamos muy emocionados de anunciar que nuestra campaña de recaudación de fondos con StartEngine empezará pronto. ¡Estén pendientes!✨🚀

#delee #crowdfuding #startengine #cancer #biotech #medtech #investindelee #deleecorp

See translation



Our crowdfunding campaign will start soon!
Stay tuned!
Cytocatch™
Imaging System
0:03

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8:04 PM

Delee Corp

Delee Corp
Jun 29 ·

Remember you can still reserve your place!
✨Get 10% bonus shares😀✨
Reserve Now!🙌

https://www.startengine.com/delee
————————

✨¡Recuerda que aun puedes reservar tu lugar y recibir 10% de acciones en bonificación!😀✨
¡Reserva ya!🙌

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


RESERVE YOUR SPOT

Like Comment Share

72 people reached

Boost Post

5

Comment as Delee Corp

delee.corp ...

DON'T STAY
OUT!

Ver estadísticas Promocionar

Les gusta a karens.velarde y **7 más**

delee.corp 😀
✨Reserve your spot and get 10% of bonus shares✨

** LINK IN BIO!! **

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets

8:11

Hilo

Delee Corp.
@DeleeCorp

Hi!

We are pleased to announce that we are starting a new crowdfunding campaign on the @StartEngineLA platform🙌

The campaign's initial phase is known as testing the waters, where you can reserve shares and receive an added percentage of bonus shares for no additional cost🔥

Traducir Tweet


CYTOCATCH™
IS READY!

Delee Corp. @DeleeCorp · 17/06/21

Hi!

We are pleased to announce that we are starting a new crowdfunding campaign on the @StartEngineLA platform🙌

The campaign's initial phase is known as testing the waters, where you can reserve shares and receive an added percentage of bonus shares for no additional cost🔥


HELLO
EVERYONE!
DELEE

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Delee Corp. @DeleeCorp · 21/06/21

Have you heard the news?
The Super Early Bird phase has begun!
During this week you will receive.. 10% bonus shares!
Reserve now!

#deleecorp #startengine #delee #cancer #bonusshares #crowdfunding #cancer #investment #ReserveNow #investors #medtech #investing #CancerResearch


RESERVE

1 1 2

delee.corp


RESERVE YOUR SPOT

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Promocionar

Les gusta a **karens.velarde** y **10 más**

delee.corp Remember you can still reserve your place!
✨Get 10% bonus shares😀✨🙌

LINK IN BIO !!

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets delee.corp


+10 %
BONUS SHARES

Ver estadísticas

Promocionar

Les gusta a **karens.velarde** y **6 más**

delee.corp ✨😱✨
Get the 10% of bonus shares!🙌

LINK IN BIO!

#deleecorp #startengine #deleecrowdfunding #delee #cancer #bonusshares #crowdfunding #campaign #cancer #investment #ReserveNow #Reserve #investors #medtech

Delee Corp. @DeleeCorp · 5d

We are thrilled to announce that our campaign in @StartEngineLA will start in few days!

We are blown away by all of your support. Thanks to you we have over $275k in reservations🚀 once it goes live you may qualify for more bonus shares🔥

Stay tuned!

#Delee #StartEngine



Thank you!
for all the support
you have given us during
the "Test of Waters" phase.
DELEE

16 visualizaciones

2 4

8:06 PM

Delee Corp

Delee Corp
Jun 17 ·

Hello everyone!

We are pleased to announce that we are starting a new crowdfunding campaign on the StartEngine platform🙌
The campaign's initial phase is known as testing the waters, where you can reserve shares and receive an added percentage of bonus shares for no additional cost🔥

We are truly grateful for all of your support last year with our previous campaign. We would love to have you on board on this new adventure!🎊

📍https://www.startengine.com/delee

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.
.
THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.
.
.
¡Hola a todos!

Nos complace anunciar que estamos iniciando una nueva campaña de crowdfunding en la plataforma de StartEngine🙌

La fase inicial de la campaña se conoce como Testing the Waters, donde puede reservar acciones y recibir un porcentaje adicional de acciones de bonificación sin costo adicional🔥

Estamos realmente agradecidos por todo su apoyo el año pasado con nuestra campaña anterior. ¡Nos encantaría tenerte a bordo en esta nueva aventura! 🎊

📍https://www.startengine.com/delee

#Delee #StartEngine #crowdfunding #campaign #cancer #investment #ReserveNow #Reserve #investors #medtech #innovation #investing #CancerResearch #investments


CROWDFUNDING
CAMPAIGN

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Craig Smith
Signed up yesterday. Keep up the great work.
11w Love Reply 1

Delee Corp Thank you Craig Smith for suppor...

Comment as Delee Corp

delee.corp •••


SU
EARLY PHASE
PER

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22 de junio · **Ver traducción**

Delee Corp. @DeleeCorp · 29/06/21

Remember you can still reserve your place!
✨ Get 10% bonus shares😀 ✨
Reserve Now!🙌
startengine.com/delee

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets


RESERVE YOUR SPOT

2 3


RESERVE YOUR SPOT

Delee Corp. @DeleeCorp · 09/08/21

We are excited to announce that our crowdfunding campaign with StartEngine will start soon. Stay tuned! ✨🚀

#delee #crowdfuding #startengine #cancer #biotech #medtech #investindelee #deleecorp



Our crowdfunding campaign will start soon!
Stay tuned!
Cytocatch™
Imaging System
DELEE

38 visualizaciones

3 8

8:16 PM

Delee Corp
465 followers
2mo • Edited •

Have you heard the news? 💡
The Super Early Bird phase has begun!
During this week you will receive.. 10% bonus shares! 🔥
Reserve now!

📍 Visit our crowdfunding site at https://lnkd.in/g7MGYNi
.
.
¿Ya te enteraste? 💡
¡Estamos en una nueva fase! "Super Early Bird" !
Por los próximos 6 días podrás obtener 10 % de acciones en bonificación 🔥
¡Reserva ahora!

📍 Visita nuestra página de crowdfunding en https://lnkd.in/g7MGYNi

#deleecorp #startengine #deleecrowdfunding #delee #cancer #bonusshares #crowdfunding #campaign #cancer #investment #ReserveNow #Reserve #investors #medtech #innovation #investing #CancerResearch #investments

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


RESERVE

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Douglas Hickey • 3rd+
Teacher, Angel Investor
1mo
What is your new valuation?

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8:01 PM

Delee Corp

Delee Corp
5d ·

We are thrilled to announce that our campaign in StartEngine will start in few days!🤩

We are blown away by all the support from our investors and friends during the TTW phase. Thanks to you we have over $275k in reservations 🚀 once it goes live you may qualify for more bonus shares🔥

Stay tuned!
.
.
Estamos encantados de anunciar que nuestra campaña en StartEngine comenzará en unos días! 🤩

Estamos impresionados por todo el apoyo de nuestros inversores y amigos durante la fase TTW. Gracias a usted, tenemos más de $ 275k en reservas🚀 Una vez que esté disponible, puede calificar para más acciones de bonificación🔥

¡Manténganse al tanto!

#Delee #StartEngine #entrepreneur #Entrepreneurship #crowdfund #MedTech #Startups


Thank you!
for all the support you have given us during the "Test of Waters" phase.
DELEE

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8:17 PM

Delee Corp
465 followers
2mo • Edited •

Hello everyone!

We are pleased to announce that we are starting a new crowdfunding campaign on the StartEngine platform🙌
The campaign's initial phase is known as testing the waters, where you can reserve shares and receive an added percentage of bonus shares for no additional cost 🔥

We are truly grateful for all of your support last year with our previous campaign. We would love to have you on board on this new adventure! 🚀

📍 https://lnkd.in/g7MGYNi

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

#Delee #StartEngine #crowdfunding #campaign #investment #ReserveNow #reserve



HELLO EVERYONE!
0:15

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8:03 PM

Delee Corp

Delee Corp
Aug 9 •

We are excited to announce that our crowdfunding campaign with StartEngine will start soon. Stay tuned! ✨🚀

–

Estamos muy emocionados de anunciar que nuestra campaña de recaudación de fondos con StartEngine empezará pronto. ¡Estén pendientes!✨🚀

#delee #crowdfuding #startengine #cancer #biotech #medtech #investindelee #deleecorp



Our crowdfunding campaign
will start soon!
Stay tuned!
Cytocatch™
Imaging System
DELEE

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8:15 PM

Delee Corp
465 followers
2mo • Edited •

reserve your spot and get 10% bonus shares!😀

https://lnkd.in/g7MGYNi
———————

adquiere 10% de acciones en bonificación!😀

#deleecorp #startengine #deleecrowdfunding #delee #cancer #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #investing #CancerResearch #investments #technology #biotech #markets #finance

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


SUPER
EARLY PHASE

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8:05 PM

Delee Corp

Delee Corp
Jun 21 ·

Have you heard the news? 👂
The Super Early Bird phase has begun!
During this week you will receive.. 10% bonus shares!🔥
Reserve now!

📍 Visit our crowdfunding site at
https://www.startengine.com/delee
.
.
¿Ya te enteraste? 👂
¡Estamos en una nueva fase! "Super Early Bird" !
Por los próximos 6 días podrás obtener 10 % de acciones en bonificación🔥
¡Reserva ahora!

📍 Visita nuestra página de crowdfunding en
https://www.startengine.com/delee

#deleecorp #startengine #deleecrowdfunding #delee #cancer #bonusshares #crowdfunding #campaign #cancer #investment #ReserveNow #Reserve #investors #medtech #innovation #investing #CancerResearch #investments

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


RESERVE

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8:10 PM

Delee Corp
465 followers
5d •

We are thrilled to announce that our campaign in StartEngine will start in few days!🤩

We are blown away by all the support from our investors and friends during the TTW phase.
Thanks to you we have over $275k in reservations🚀 once it goes live you may qualify for more bonus shares🔥

Stay tuned!
.
.
Estamos encantados de anunciar que nuestra campaña en StartEngine comenzará en unos días!🤩

Estamos impresionados por todo el apoyo de nuestros inversores y amigos durante la fase TTW.
Gracias a usted, tenemos más de $ 275k en reservas🚀
Una vez que esté disponible, puede calificar para más acciones de bonificación🔥

¡Manténganse al tanto!

#Delee #StartEngine #entrepreneur #Entrepreneurship #crowdfund #MedTech #Startups

See translation



Thank you!
for all the support you have given us during the "Test of Waters" phase.
0:07

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8:13 PM

Delee Corp
465 followers
2mo • Edited •

✨Reserve your spot and get 10% of bonus shares✨

https://lnkd.in/g7MGYNi

____

Reserva tu lugar y recibe 10% de acciones en bonificación!✨

#deleecorp #startengine #delee #bonusshares #crowdfunding #campaign #cancer #investment #investors #medtech #innovation #technology #biotech #tech #finance #markets

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

DON'T STAY OUT!

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delee.corp •••


RESERVE

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Les gusta a **karens.velarde** y **6 más**

delee.corp Have you heard the news? 👂
The Super Early Bird phase has begun!
During this week you will receive.. 10% bonus shares! 🔥
Reserve now!

📍 Visit our crowdfunding site at https://www.startengine.com/delee


Thank you!
for all the support
you have given us during
the "Test of Waters" phase.
0:04 / 0:13


Our crowdfunding
campaign
will start soon!
Stay tuned!
Cytocatch™
0:05 / 0:17
Liza Velarde